Exhibit 99.1

HUB Security Announces Receipt of Staff Delisting Notice and Initiation of Appeals Process

Tel Aviv, Israel – December 17, 2024 – HUB Cyber Security Ltd. (NASDAQ: HUBC) (“HUB” or the “Company”), a leading provider of cybersecurity solutions and advanced data fabric, announced receipt of a Staff Delisting Determination (the "Staff Determination") from the Listing Qualifications Department of the Nasdaq Stock Market, LLC ("Nasdaq"). The Company was notified that Nasdaq has determined to delist the Company's securities from the Nasdaq Global Market. As a result, the Company is exercising its right to request an appeal (the “Appeal”) of the Staff Determination before the Nasdaq Hearings Panel (the “Panel”). Such Appeal hearing request will result in a stay of any suspension or delisting action pending the Appeal hearing, and in the meantime, the Company’s securities will continue to be fully tradeable and listed on the Nasdaq Global Market.

As previously disclosed, on August 23, 2024, the Company received a notice from Nasdaq stating that it was no longer in compliance with Nasdaq Listing Rule 5450(b)(3) because the Company’s total assets and total revenue for the most recently completed fiscal year and two of the last three most recently completed fiscal years were each below the minimum $50 million threshold for continued listing on the Nasdaq Global Market. In accordance with Nasdaq Listing Rule 5810(c)(2)(A), the Company was provided a period of 45 calendar days to provide a compliance plan to Nasdaq to evidence compliance with Nasdaq’s continued listing criteria (the “Compliance Plan”), and on October 9, 2024, the Company submitted its Compliance Plan to Nasdaq.

On December 11, 2024, the Company received another notice from Nasdaq stating that the Company’s Compliance Plan did not evidence its ability to achieve near term compliance with continued listing requirements or sustain such compliance over an extended period of time. Accordingly, the Company was notified that its securities would be delisted from the Nasdaq Global Market, unless the Company requests the Appeal to the Panel by December 18, 2024, which the Company will do. There can be no assurance that upon the Appeal hearing, the Panel will determine to allow the continued listing of the Company's securities on the Nasdaq Global Market. However, the Company believes that its currently improved financial position will support the continued listing of its securities, which will remain trading pending the Appeal hearing.

About HUB Security Ltd.

HUB Cyber Security Ltd (“HUB”) was established in 2017 by veterans of the elite intelligence units of the Israeli Defense Forces. The Company specializes in unique cyber security solutions protecting sensitive commercial and government information. The company debuted an advanced encrypted computing solution to prevent hostile intrusions at the hardware level while introducing a novel set of data theft prevention solutions. HUB operates in over 30 countries and provides innovative cybersecurity computing appliances and a wide range of cybersecurity services worldwide.

Forward-Looking Statements

This press release contains forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995, including statements about the anticipated benefits of the transaction, and the financial condition, results of operations, earnings outlook and prospects of the combined company. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “future,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “seem,” “should,” “will,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of HUB Security, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties, or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made with the SEC by the HUB Security and the following: (i) significant uncertainty regarding the adequacy of HUB Security’s liquidity and capital resources and its ability to repay its obligations as they become due; (ii) the war between Israel and Hamas commenced in October 2023, and the potential expansion of hostilities to other fronts, which may harm Israel’s economy and HUB Security’s business; (iii) expectations regarding HUB Security’s strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, customers, collaboration partners, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and HUB Security’s ability to invest in growth initiatives and pursue acquisition opportunities; (iv) the outcome of any legal or regulatory proceedings against HUB Security in connection with our previously announced internal investigation or otherwise; (v) the ability to cure and meet stock exchange continued listing standards; (vi) competition, the ability of HUB Security to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (vii) limited liquidity and trading of HUB Security’s securities; (viii) geopolitical risk, including military action and related sanctions, and changes in applicable laws or regulations; (ix) the possibility that HUB Security may be adversely affected by other economic, business, and/or competitive factors; (x) the Company’s ability to continue to remain listed on Nasdaq; and (xi) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in HUB Security’s Annual Report on Form 20-F filed on October 22, 2024.

Should one or more of these risks or uncertainties materialize, or should any of the assumptions made by the management of HUB Security prove incorrect, actual results may vary in material respects from those expressed or implied in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the business combination or other matters addressed in this press release and attributable to HUB Security or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in the press release. Except to the extent required by applicable law or regulation, HUB Security undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release to reflect the occurrence of unanticipated events.

Investor Relations
Lytham Partners

Ben Shamsian
646-829-9701
shamsian@lythampartners.com